Filed by First Niagara Financial Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Harleysville National Corporation
Commission File No. 0-15237
On December 8, 2009, First Niagara Financial Group, Inc. posted the following letter from John R. Koelmel, President and Chief Executive Officer of First Niagara, on the Harleysville National Bank and Trust Company Employee Website, as well as the presentation that follows this letter.
HNBC-EMPLOYEE WEB SITE
MESSAGE UPDATED DECEMBER 2009
Message from John R. Koelmel, President and CEO
December 2009
We’re making great progress toward completing the conversion and integration of First Niagara and Harleysville in the first quarter of 2010, and we can’t wait to have you officially join our team. We continue to work closely with your Executive Leadership Team to make the best decisions when it comes to our combined companies for the long term, while allowing the shareholder and regulatory approval processes to run their course.
Last month, First Niagara reported third quarter results, highlighting the continued strength, stability and profitability of our business, and illustrating how we’re using our capital position to drive profitable growth in established Upstate New York markets as well as jump starting our efforts in Western Pennsylvania. The real key to that success, as we’ve learned through our seven whole-bank acquisitions, is the skills and judgment of the people who live and work in the communities we join. That’s why underwriting and other critical decisions are made at a local level at First Niagara. It’s also why we establish Regional Market Centers, as we plan to do in Southeastern Pennsylvania. Your family, friends and neighbors are First Niagara’s future customers, so you’re the key to our success in Southeastern Pennsylvania and the Lehigh Valley.
I know that by combining our teams we will be the clear winner in banking and financial services in your communities, consistent with our objective in every market where First Niagara does business today.
Thank you for all of the good work you do each and every day. For an integration update, click here LINK TO UPDATE and if you have any additional integration related questions, just e-mail (left intentionally blank).
<JRK SIGNATURE IMAGE>
John R. Koelmel
President and CEO
Shareholder Information- First Niagara will file a registration statement, including a prospectus that will also serve as the proxy statement for the vote of the stockholders of Harleysville National Corporation, and other relevant documents concerning the proposed merger between First Niagara and Harleysville with the Securities and Exchange Commission (the “SEC”). Shareholders are urged to read the registration statement and the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about First Niagara and Harleysville, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus also can be obtained, when available and without charge, by directing a request to First Niagara Financial Group, Inc., Attention: Anthony M. Alessi, Investor Relations, 6950 South Transit Road, P.O. Box 514, Lockport, New York 14095-0514, (716) 625-7692 , or to Harleysville National Corporation, 483 Main Street, Harleysville, Pennsylvania 19438, Attention: Noel Devine (215) 256-8851 ext 61703.
First Niagara, Harleysville and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Harleysville in connection with the acquisition. Information about the directors and executive officers of Harleysville and their ownership of Harleysville common stock is set forth in Harleysville’s most recent proxy statement as filed with the SEC, which is available at the SEC’s Internet site (http://www.sec.gov) and at Harleysville’s address in the preceding paragraph. Information about the directors and executive officers of First Niagara is set forth in First Niagara’s most recent proxy statement filed with the SEC and available at the SEC’s Internet site and from First Niagara at the address set forth in the preceding paragraph.
Additional information regarding the interests of these participants may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

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2009 First Niagara Overview

2 Safe Harbor Statement This presentation contains forward-looking information for First Niagara Financial Group, Inc. Such information constitutes forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995) which involve significant risks and uncertainties. Actual results may differ materially from the results discussed in these forward-looking statements.

3 Vision A recognized winner in the new world of financial services.

4 Capital Strategy Capital is the key offensive weapon Optimizing growth opportunities We are playing in a different league By the first quarter of 2010 we expect to be a $20 billion regional bank Same opportunities are bigger and broader Economic, industry and regulatory landscape continues to evolve Unpredictable outcomes

5 We Have Been Busy FNFG 6/30/08 Upstate New York $9.1 Billion Assets 114 Branches September 2008 $115 Million Equity Raise November 2008 $184 Million TARP Preferred April 2009 Announce National City Acquisition April 2009 $380 Million Equity Raise June 2009 Repay TARP July 2009 Announce Harleysville Acquisition FNFG 2010 Upstate NY / PA $20 Billion Assets 250 Branches ....Going On The Offensive September 2009 Convert National City Branches September 2009 $460.1 Million Equity Raise

6 Enhanced Strategic Footprint

Continuing to Stay Ahead of the Pack

Sept. YTD 2009 vs. Sept. YTD 2008

First Niagara			Peers	
11%	↑	**Operating earnings** (FNFG reported earnings -23%*)	(18%)	↓
19%	↑	**Total revenue**	3%	↑
31%	↑	**Tangible book value**	5%	↑
10%	↑	**Commercial loan balances**	(3%)	↓
20%	↑	**Core deposits**	14%	↑

*•The Company believes that non-GAAP financial measures, such as operating earnings, provide a meaningful comparison of the underlying operational performance of the Company, and facilitate investors' assessments of business and performance trends in comparison to others in the financial services industry. Operating earnings exclude: **Q3 2009**: After-tax noninterest income: Gain on the sale of the merchant services' customer list of $1.5 million. After-tax noninterest expense: Expenses of $14.9 million, primarily related to the NatCity branch acquisition and anticipated merger with Harleysville National Corporation. Also includes a $3.0 million contribution to the First Niagara Bank Foundation in support of charitable giving purposes in Western Pennsylvania. **Q2 2009**: After-tax noninterest expense - FDIC's special assessment charge of $3.3 million based on each insured depository institution's assets less Tier 1 Capital. Also includes expenses related to the National City branch acquisition of $1.4 million. **Q1 2009**: After-tax noninterest expense – Settlement of service mark infringement matter of $1.8 million and professional service fees related to the National City branch acquisition of $1.0 million. **2008 -Q1**: After-tax noninterest expense - real estate write-downs and severance related to the acquisition of Greater Buffalo Savings Bank of $1.2 million.*

Peers based on the institutions that comprise the SNL Midcap Bank and Thrift Index and have data available as of September 2009.

7

SNL Mid Bank & Thrift FNFG % Total Shareholder Return January 2004 - October 2009 47% above industry benchmark and 63% above peers SNL Bank & Thrift

9 Positive Results Have Raised Our Visibility 3 Recently Added FNFG @ "BUY" 6 "BUY" Ratings

Disclosure Shareholder Information- First Niagara will file a registration statement, including a prospectus that will also serve as the proxy statement for the vote of the stockholders of Harleysville National Corporation, and other relevant documents concerning the proposed merger between First Niagara and Harleysville with the Securities and Exchange Commission (the "SEC"). Shareholders are urged to read the registration statement and the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about First Niagara and Harleysville, at the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus also can be obtained, when available and without charge, by directing a request to First Niagara Financial Group, Inc., Attention: Anthony M. Alessi, Investor Relations, 6950 South Transit Road, P.O. Box 514, Lockport, New York 14095-0514, (716) 625-7692 , or to Harleysville National Corporation, 483 Main Street, Harleysville, Pennsylvania 19438, Attention: Noel Devine (215) 256-8851 ext 61703. First Niagara, Harleysville and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Harleysville in connection with the acquisition. Information about the directors and executive officers of Harleysville and their ownership of Harleysville common stock is set forth in Harleysville's most recent proxy statement as filed with the SEC, which is available at the SEC's Internet site (http://www.sec.gov) and at Harleysville's address in the preceding paragraph. Information about the directors and executive officers of First Niagara is set forth in First Niagara's most recent proxy statement filed with the SEC and available at the SEC's Internet site and from First Niagara at the address set forth in the preceding paragraph. Additional information regarding the interests of these participants may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.